Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY APPLOVIN CORPORATION: APPLOVIN-002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

March 4, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel

Alexandra Barone

Robert Littlepage

Claire DeLabar

Re:	AppLovin Corporation

Registration Statement on Form S-1

File No. 333-253800

Ladies and Gentlemen:

On behalf of our client, Applovin Corporation (“AppLovin” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-253800), as publicly filed on March 2, 2021 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 4, 2021	BY APPLOVIN CORPORATION: APPLOVIN-002

accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company supplementally advises the Staff that on February 26, 2021, representatives of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters (the “Lead Underwriters”) for the Company’s initial public offering (“IPO”), on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[****] to $[****] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[****] per share (the “Midpoint Price”).

The Company further advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

Summary of Valuation Reports

To facilitate the Staff’s review, the table below contains a complete list of all shares of the Company’s Class A common stock (the “Class A common stock”) underlying equity awards granted in the last six months of the Company’s fiscal year 2020 (the “Review Period”) together with the underlying Class A common stock fair value per share used for financial reporting purposes. The Company has not made any other equity incentive grants during the Review Period.

AppLovin Corporation requests that the information contained in this letter, marked by brackets,

be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 4, 2021	BY APPLOVIN CORPORATION: APPLOVIN-002

Grant Date	Number of Shares of Class A Common Stock Equity Awards Granted	Underlying Class A Common Stock Fair Value For Financial Reporting	Percentage of Midpoint Price
July 27, 2020	372,655	$24.89	28%
November 1, 2020	751,500	$51.83	58%
November 18, 2020	476,150	$56.28	63%
December 30, 2020	128,850	$68.78	76%

For financial reporting purposes, the Company retrospectively assessed the fair value used for computing stock-based compensation expense for equity grants after considering the fair value reflected on the relevant Valuation Report and other facts and circumstances on the date of grant, and used linear interpolation to determine the estimated fair value, when considered appropriate. For the grants made in July, November and December, the Company determined the grant-date fair value was $24.89, $51.83, $56.28 and $68.78 per share. The Company determined the fair value per share as of these dates by linearly interpolating on a daily basis the increase between the fair value per share of the Company’s Class A common stock from June 1, 2020 to August 31, 2020 and from August 31, 2020 to November 30, 2020, as set forth in the Valuation Reports that calculated the fair value per share of the Company’s Class A common stock shortly prior to and shortly after the date of grant. The June 1, 2020 Valuation Report determined that the fair value of the Company’s Class A common stock was $7.45 per share. The August 31, 2020 Valuation Report determined that the fair value of the Company’s Class A common stock was $35.59 per share. The November 30, 2020 Valuation Report determined that the fair value of the Company’s Class A common stock was $59.42 per share. For the grants made on December 30, 2020, the Company used linear interpolation on a daily basis from the November 30, 2020 Valuation Report to the Midpoint Price to determine the fair value for financial reporting purposes.

The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class A common stock because it did not identify any single event that occurred from June 1, 2020 through the date of the December Grants that would have caused a material change in fair value.

The June 1, 2020 Valuation Report employed an Option Pricing Methodology (“OPM”) while the August 31, 2020 Valuation Report and November 30, 2020 Valuation Report employed a scenario analysis using the Probability-Weighted Expected Return Method (“PWERM”), whereby such reports considered five potential future scenarios for the Company. Each of the scenarios assumed a shareholder exit, either through:

•	IPO (four exit scenarios modeled), or

AppLovin Corporation requests that the information contained in this letter, marked by brackets,

be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 4, 2021	BY APPLOVIN CORPORATION: APPLOVIN-002

•	Sale (M&A).

The results of the June 1, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Value per Share	Discount for Lack of Marketability	Market Value per Share	Weighting	Weighted Common Share Value
Option Pricing Method	$9.67	22.5%	$7.49	100%	$7.49
Secondary transactions			$3.83	0%
June 1, 2020 Valuation Fair Value					$7.49

Fair Value for Financial Reporting					$7.45

The results of the August 31, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Discount for Lack of Marketability	Probability- weighted Value	Weighting	Weighted Common Share Value
PWERM Analysis
M&A on June 1, 2022	40%	22.5%	$25.67		—
IPO on March 31, 2021	15%	17.5%	$37.84		—
IPO on March 31, 2021	15%	17.5%	$45.42		—
IPO on September 30, 2021	15%	22.5%	$39.36		—
IPO on September 30, 2021	15%	22.5%	$46.17		—

			$35.59	100%	$35.59

Secondary transactions			$11.11	0%
August 31, 2020 Valuation Fair Value					$35.59

AppLovin Corporation requests that the information contained in this letter, marked by brackets,

be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 4, 2021	BY APPLOVIN CORPORATION: APPLOVIN-002

The results of the November 30, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Discount for Lack of Marketability	Probability- weighted Value	Weighting	Weighted Common Share Value
PWERM Analysis
M&A on June 1, 2022	30%	20.0%	$32.94		—
IPO on March 31, 2021	25%	15.0%	$71.71		—
IPO on March 31, 2021	25%	15.0%	$79.36		—
IPO on September 30, 2021	10%	20.0%	$55.49		—
IPO on September 30, 2021	10%	20.0%	$62.22		—

			$59.42	100%	$59.42

Secondary transactions			$$11.11	0%
November 30, 2020 Valuation Fair Value					$59.42

Analysis of Differences Between Stock-Based Compensation Expense for July, November and December Grants and Midpoint Price

As noted above, the Preliminary Price Range is between $[****] to $[****] per share of Class A common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Pricing Committee of the Board, and the Lead Underwriters. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board and the Valuation Reports. The valuation methodologies considered in deriving the Preliminary Price Range included the valuations of comparable or similar publicly-traded companies across a range of metrics, with a primary focus on revenue, earnings before interest, taxes and depreciation & amortization (“EBITDA”) as well as revenue and EBITDA growth.

The Company believes the principal factors that contributed to the differences between the Midpoint Price, and the per share fair value of the Company’s Class A common stock used to record stock-based compensation expense for the July, November and December grants, were as follows:

•

Company performance. The Preliminary Price Range was informed by an accelerating of the Company’s business results, in particular late in the fourth quarter of 2020. In the quarter ended December 31, 2020, the Company reported revenue of $510 million, compared to $279 million for the quarter ended December 31, 2019, representing growth of 83% and exceeding internal projections, and Adjusted EBITDA of $148 million for the quarter ended December 31, 2020,

AppLovin Corporation requests that the information contained in this letter, marked by brackets,

be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 4, 2021	BY APPLOVIN CORPORATION: APPLOVIN-002

compared to Adjusted EBITDA of $82 million for the quarter ended December 31, 2019. Two main drivers of this growth were:

•

The Company implemented its AXON machine-learning recommendation engine in August 2020, and fully launched the system in December 2020, significantly enhancing the efficacy of the Company’s marketing software solution, AppDiscovery. As a result of Axon, the Company was able to accelerate its total revenue growth rate.

•

The Company’s Consumer revenue, as a result of acquisitions, partnerships and new game launches in 2020, increased significantly during 2020, growing from $112 million in the quarter ended December 31, 2019 to $254 million in the quarter ended December 31, 2020, representing a 127% increase year-over-year and exceeding internal projections. In addition, the Company launched “Project Makeover” in late November 2020, which grew within two months of launch to become the #1 free app and #4 grossing app on the iOS platform in the United States.

•

Robust public equity market valuations. The Preliminary Price Range took into account the strong recent performance of similar or comparable publicly-traded companies, and the favorable dynamics for relevant initial public offerings of larger scale technology companies, as outlined below:

•

The trading prices of comparable companies used by the Lead Underwriters in recommending the Preliminary Price Range have increased by an average of 49%, 25% and 10% from June 1, 2020, August 31, 2020 and November 30, 2020 to February 24, 2021. Of note, the NASDAQ Composite reached an all-time high on February 12, 2021.

•

Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be positive investor interest in the IPO. The capital markets continue to reward high-growth technology companies in expanding addressable markets with exposure to favorable industry trends such as increasing demand for software solutions. Of note, since November 30, 2020, a number of large-scale, high-growth technology companies have completed initial public offerings and have realized over 100% increases in per share valuations relative to their respective initial filing ranges.

•

Since August 31, 2020, the Company has taken several steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging ten additional underwriters, and publicly filing the Registration Statement with the Commission.

•

Discount for illiquidity. The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, would be immediately freely tradable in a public market, whereas the estimated fair values of the Class A common stock as of June 1, 2020, August 31, 2020 and November 30, 2020 appropriately represent contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted

AppLovin Corporation requests that the information contained in this letter, marked by brackets,

be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 4, 2021	BY APPLOVIN CORPORATION: APPLOVIN-002

for a discount due to lack of marketability. The discount for lack of marketability for the Company’s Class A common stock was 22.5% as of June 1, 2020, was between 17.5% and 22.5% as of August 31, 2020 and was between 15.0% and 20.0% as of November 30, 2020. This differential accounts for part of the increases from the estimated fair value for the July, November and December grants and the Midpoint Price.

•

IPO uncertainty. Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the various Valuation Reports and determinations made by the Company weighted the probability of a successful IPO within one year of the measurement date at a substantially lower probability. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic, the probability of consummating a successful IPO was far from certain at the time of the June, August and November Valuation Reports.

•

Conversion of Preferred Stock to Common Stock. The holders of the Company’s Series A preferred stock currently enjoy substantial economic rights and preferences over the holders of its Class A common stock. The Preliminary Price Range assumes the conversion of all of the Company’s Series A preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of Series A preferred stock results in a higher valuation of the Company’s Class A common stock, which is reflected in the Preliminary Price Range.

•

Uncertainty due to COVID. The Company made its determination of the fair value of the Company’s Class A common stock as of June 1, 2020, August 31, 2020 and November 30, 2020 taking into account, among other factors, the uncertainty and volatility created by the COVID-19 pandemic, including its impact on economic growth, the interest rate environment, and global economic trends. This was particularly true as of June 1, 2020 when the uncertainty caused by the COVID-19 pandemic impacted the Company’s ability to forecast revenue for use in the Valuation Reports. As additional information has become available regarding the actual impact of the COVID-19 pandemic, the forecasts for the Company’s revenue continued to be adjusted in light of evolving information.

Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its Class A common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide. Further, the Company believes that the stock-based compensation expense that it recorded related to the July, November and December grants is appropriate in light of the foregoing analysis.

*****

AppLovin Corporation requests that the information contained in this letter, marked by brackets,

be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 4, 2021	BY APPLOVIN CORPORATION: APPLOVIN-002

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Adam Foroughi, Applovin Corporation

Herald Chen, Applovin Corporation

Victoria Valenzuela, Applovin Corporation

Lonnie Huang, Applovin Corporation

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Michael T. Esquivel, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Jennifer J. Hitchcock, Fenwick & West LLP

AppLovin Corporation requests that the information contained in this letter, marked by brackets,

be treated as confidential information pursuant to 17 C.F.R. §200.83.